Form 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL OMB Number: 3235-0104
	Washington, D.C. 20549	Expires: Pending estimated average burden hours per response 0.5

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
1. Name and address of Reporting Person*			2. Date of Event Requiring Statement (Month/Day/Year) February 2002			4.Issuer Name and Ticker or Trading Symbol MeadWestvaco MWV
(Last) SCHREINER	(First) LINDA	(Middle) V.	3. IRS Identification Number of Reporting Person, if an entity (Voluntary)		5. Relationship of Reporting Person(s) to Issuer (Check all applicable)	6. If Amendment, Date of Original (Month/Day/Year)
(Street) One High Ridge Park					_ Director X_ Officer (give title below) _ 10% Owner _ Other (specify below) Senior Vice President	7. Individual or Joint/Group Filing (Check Applicable) _X_ Form filed by One Reporting Person ___Form Filed by More than One Reporting Person
(City) Stamford,	(State) CT	(Zip) 06905	Table I --- Non-Derivative Securities Beneficially Owned
1. Title Security (Instr. 4)			2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Common Stock (a)			-0-	D
Common Stock (a)			1,454	I (b)	Employee Stock Plan
Common Stock (a)			1,861	I (c)	Employee Stock Plan BRP

Table II ---Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options convertible securities
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Underlying Securities (Instr. 3 and 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Employee Stock Option (Right to Buy)	11/23/00	11/23/09	Common Stock (a)	2,425	$31.58	D
Employee Stock Option (Right to Buy)	11/28/01	11/28/10	Common Stock (a)	14,550	$28.77	D
Employee Stock Option (Right to Buy)	11/27/02	11/27/11	Common Stock (a)	33,950	$29.56	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
Explanation of Responses: SEE EXHIBIT 1

*If the form is filed by more than one reporting person, see instruction 5(b)(v).
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ L. V. Schreiner **Signature of Reporting Person	2/27/02 Date:

Note: Files three copies of this Form, one of which must be manually signed. If space is insufficient, See instruction 6 for procedure.